601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com April 18, 2022	Facsimile: +1 212 446 4900

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-261887

On behalf of our client, BigBear.ai Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated April 12, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1/A (File No. 333-261887) filed by the Company on April 1, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

Amendment No. 5 Registration Statement on Form S-1

Cover page

1.	For each of the common stock shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such common stock shares and warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 137 through 140 accordingly.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

April 18, 2022

2.

Please disclose the likelihood that warrant holders will not exercise their warrants to the extent the warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the current trading price of the Company’s stock. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 11, 70, 78 and 112 accordingly. Furthermore, the Company advises the Staff that it does not believe the impact on liquidity would be material if the warrant holders do not exercise their warrants.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. It appears that certain of the shares being registered for resale were purchased by the corresponding selling securityholders for prices considerably below the current market price of your common stock. Highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Additionally, discuss the significant negative impact sales of such securities on this registration statement could have on the public trading price of your common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 137 through 140 accordingly.

Summary of the Prospectus

Products and Services, page 2

4.

We note the discussion of several products, including Brown Bear, Polar, and ARTEMIS, which were not previously disclosed. With a view toward additional explanatory disclosure, advise if these are changes in name or nomenclature, or if they represent new products that you are offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the products Brown Bear, Polar, and ARTEMIS do not represent new products. These are internal naming conventions for specific customer deployments. The Company has removed these references in the Amended S-1.

Securities and Exchange Commission

April 18, 2022

Risk Factors

Resales of the shares of Common Stock included in the Merger Consideration could depress the market price of our Common Stock, page 73

5.

Your risk factor disclosure discusses how the “future” sale of the common stock issued in connection with the business combination may cause the market price of your securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Additionally, revise this risk factor to further highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, highlight that certain securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Disclose the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 97

6.

We note that the projected revenues for 2021 were $173 million, as set forth in the unaudited prospective financial information management prepared and provided to the SPAC board in connection with the evaluation of the Business Combination. We also note that your actual revenues for year ended December 31, 2021 were approximately $145.6 million. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the Company’s financial position and further risks to the Company’s business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106, 112 and 113 accordingly.

7.

We note your references to your Written Put Option, which appear here but are not defined in your prospectus. Provide disclosure in your prospectus about the Written Put Options and how they relate to your forward share purchase agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 120 accordingly.

General

8.

We note the disclosure in Note V of your consolidated financial statements of the Company’s repurchase of 9,952,803 shares of common stock held by certain third-party investors pursuant to forward share purchase agreements with those investors. You also disclose in Note V that a termination agreement was entered into with Glazer Investors and Meteora Investors on February 23, 2022, as disclosed on Form 8-K and incorporated by reference into your registration statement. Please tell us what consideration was given to disclosing the Company’s repurchase of

Securities and Exchange Commission

April 18, 2022

shares from the Highbridge Investors or Tenor on Form 8-K after the repurchases were effected. Additionally, given that restricted cash in the amount of $101,021,000 is no longer be available to the Company to use for other purposes, include appropriate risk factor disclosure highlighting the depletion of these assets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 accordingly. Furthermore, the Company does not believe disclosure on Form 8-K was required for the Company’s repurchase of shares from the Highbridge Investors or Tenor. Such repurchases were made in accordance with the terms of the previously disclosed applicable forward share purchase agreements. In addition, the forward share purchase agreement with the Highbridge Investors and Tenor were not amended or terminated, unlike the agreements with the Glazer Investors and the Meteora Investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Tim Cruickshank
Tim Cruickshank

VIA E-MAIL

cc:	Joshua Kinley

BigBear.ai Holdings, Inc.